                                                                   Exhibit 99.12
                                                         AS EXECUTED - CONFORMED

                  PLEDGE AGREEMENT dated as of July 1, 1998 made by ASTRA AB, a company limited by shares organized and existing under the laws of Sweden ("KB"), in favor of ASTRA MERCK INC., a Delaware corporation ("KBI").

                              W I T N E S S E T H:

                  WHEREAS, KB, Merck & Co., Inc., a New Jersey corporation ("TR") and KBI are parties to a Master Restructuring Agreement dated as of June 19, 1998 (as it may be amended, modified, supplemented or restated from time to time, the "Master Restructuring Agreement");

                  WHEREAS, the Master Restructuring Agreement provides that TR shall execute and deliver to KB a promissory note in the original principal amount of $1,380,000,000 setting forth the terms of KB's loan to TR (the "TR Promissory Note");

                  WHEREAS, KB is the record owner of (i) 187,500 shares of Class A Non-Voting Preferred Stock, par value $12,160.00 per share, of KBI (the "KBI Class A Preferred Stock"), and (ii) 12,500 shares of Class C Voting Preferred Stock, par value $9,600.00 per share, of KBI (the "KBI Class C Preferred Stock");

                  WHEREAS, the Master Restructuring Agreement provides that KB shall pledge its shares of KBI Class A Preferred Stock and KBI Class C Preferred Stock and the TR Promissory Note to KBI as security for KB's obligation to purchase the KBI Sub Shares (as defined therein), as set forth in Section 3.5(a) thereof.

                  NOW, THEREFORE, in consideration of the premises, representations and warranties contained herein and in the Master Restructuring Agreement, KB hereby agrees for the benefit of KBI as follows:

                  1. Defined Terms. Unless otherwise defined herein, terms defined in the Master Restructuring Agreement have such defined meanings when used herein and the following terms have the following meanings:

                  "Code" shall mean the Uniform Commercial Code as it may from time to time be in effect in the State of New York.

                  "Collateral" shall have the meaning specified in Section 2 hereof.

                  "Obligations" shall mean the punctual and complete payment of the Put Option Price pursuant to Section 3.5 of the Master Restructuring Agreement and the punctual and complete payment, performance and observance of, and compliance with, the agreements, covenants and liabilities of KB to KBI, now existing or hereafter incurred under, arising out of or in connection with this Pledge Agreement.

                  "Permitted Lien" shall mean a lien for current taxes, assessments or other governmental charges that are not delinquent or that are being contested in good faith by appropriate action if KB has set aside on its books adequate reserves with respect thereto and such contest does not subject any of the Collateral to the risk of forfeiture or impair the lien of KBI thereon.

                  "Pledge Agreement" shall mean this Pledge Agreement as it may be amended, supplemented, restated or otherwise modified.

                  "Pledged Note" shall mean the TR Promissory Note payable to the order of KB (and endorsed by KB to the order of KBI) listed on Annex 1 hereto and any note (or other instrument) received by KB and subject to Section 3 hereof.

                  "Pledged Stock" shall mean all of the shares of capital stock listed on Annex 2 hereto and any stock, options or rights received by KB and subject to Section 3 hereof.

                  "Put Option" shall have the meaning set forth in the Master Restructuring Agreement.

                  "Put Option Default" shall mean failure by KB to purchase the KBI Sub Shares as required by Section 3.5(a) of the Master Restructuring Agreement.

                  2. Pledge. As collateral security for the Obligations, KB hereby pledges, assigns, transfers and delivers to KBI all of KB's right, title and interest in and to the Pledged Note, together with necessary endorsements, and all of the Pledged Stock, together with appropriate undated stock powers duly executed in blank, and hereby grants to KBI a first lien on, and security interest in, the Pledged Note and Pledged Stock and all additions to, substitutions for, and replacements and proceeds of any and all of the foregoing. All property at any time pledged to KBI hereunder is sometimes collectively called the "Collateral".

                  3. Stock Dividends, Distributions, etc. If, while this Pledge Agreement is in effect, KB becomes entitled to receive or receives any promissory note (or other instrument) or stock certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or issued in connection with any reorganization), option or rights, in substitution of, or in exchange for, the Pledged Note or any shares of Pledged Stock, KB agrees to accept the same as agent for KBI and to hold the same in trust on behalf of and for the benefit of KBI and to deliver the same forthwith to KBI in the exact form received, with all necessary endorsement and undated stock or other powers duly executed in blank, to be held by KBI, subject to the terms hereof, as additional collateral security for the Obligations. If any property is distributed or any distribution of capital is made on or in respect of the Pledged Stock pursuant to the recapitalization or reclassification of the capital of KBI or to the reorganization of KBI, the property so distributed shall be delivered to KBI, subject to the terms and conditions hereof, as additional collateral security for the Obligations. All sums of money and property so paid or distributed to KB in respect of the Collateral shall, until paid or delivered to KBI, be held by KB in trust as additional collateral security for the Obligations.

                  4. Note Payments, Cash Dividends, Voting Rights. Unless a Put Option Default shall have occurred, (a) all payments of interest on the Pledged Note shall be paid to KB and (b) KB shall be entitled to receive all cash dividends paid in respect of the Pledged Stock, to exercise any and all voting rights pertaining to the Pledged Stock and to give all consents, waivers and ratifications in respect of the Pledged Stock; provided, however, that no vote shall be cast or consent, waiver or ratification given or action taken that would directly or indirectly impair the Collateral, or be inconsistent with or violate any provision of this Pledge Agreement or the Master Restructuring Agreement; provided further that any vote by KB of the Pledged Stock which, directly or indirectly, causes or helps to cause the bankruptcy of the Limited Partnership shall not be a violation of this Section 4. If a Put Option Default shall have occurred, all rights of KB to receive payments of principal of and interest on the Pledged Note and cash dividends or other distributions in respect of the Pledged Stock shall cease, and all such payments, dividends and distributions shall forthwith be paid over and delivered to KBI for application to payment of the Obligations and, until so paid over or delivered, shall be held by KB in trust as additional collateral security for the Obligations.

                  5. Rights of KBI. KBI shall not be liable for failure to collect or realize upon the Obligations or any collateral security or guaranty therefor, or any part thereof, or for any delay in so doing, nor shall KBI be under any obligation to take any action whatsoever with regard thereto (except for the obligation of KBI to maintain safe custody of the Collateral as set forth in Section 12 hereof). Any or all shares of the Pledged Stock held by KBI hereunder may, if a Put Option Default has occurred, without notice, be returned to the treasury of KBI, or converted, canceled or reclassified by KBI, or deposited and delivered with any committee, depositary, transfer agent, registrar or other designated agency on such terms and conditions as KBI may determine, all without liability except to account for property actually received by it, but KBI shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

                  6. Amendments, Modifications and Waivers with Respect to Obligations. KB hereby consents that, without the necessity of any reservation of rights against KB and without notice to or further assent by KB, any demand by KBI for payment of any of the Obligations may be rescinded by KBI and any of the Obligations continued, and the liability of any other person on or for any of the Obligations or any part thereof, or any collateral security or guaranty therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by KBI and any document to which KB is not a party may be amended, modified, supplemented or terminated, in whole or in part, as KBI may deem advisable from time to time, and any collateral security at any time held by KBI for the payment of the Obligations may be waived, surrendered or released, all without the necessity of any reservation of rights against KB and without notice to or further assent by KB, which will remain bound hereunder notwithstanding any such renewal, extension, modification, acceleration, compromise, amendment, supplement, termination, sale, exchange, waiver, surrender or release. KBI shall have no obligation to protect, secure, perfect or insure any collateral security document or property subject thereto at any time held as security for the Obligations. KB waives (to the extent permitted by applicable law) any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of proof of reliance by KBI on this Pledge Agreement, and the Obligations, or any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Pledge Agreement and all dealings between KB and KBI shall likewise be conclusively presumed to have been had or consummated in reliance on this Pledge Agreement. KB waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or on KB with respect to the Obligations.

                  7. Performance by KBI of KB's Obligations. If KB fails to perform or comply with any of its agreements contained herein and KBI, as provided for by the terms of this Pledge Agreement, itself performs or complies, or otherwise causes performance or compliance, with such agreement, the expenses of KBI incurred in connection with such performance or compliance, together with interest thereon (calculated on the basis of a 360-day year for the actual days elapsed) at three-month LIBOR plus two hundred (200) basis points, shall be payable by KB to KBI on demand and shall constitute Obligations secured hereby.

                  8. Remedies. Upon the occurrence of a Put Option Default, KBI shall be entitled in its sole discretion, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or on KB or any other person (all and each of which demands, advertisements and notices are hereby expressly waived to the extent permitted by applicable law), forthwith to collect, receive, appropriate and realize on the Collateral, or any part thereof, and may forthwith sell, assign, give option or options to purchase, contract to sell or otherwise dispose of and deliver said Collateral, or any part thereof, in one or more parcels at public or private sale or sales, at any exchange or broker's board or at any of KBI's offices or elsewhere on such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right to KBI (to the extent permitted by applicable law) upon any such sale or sales, public or private, to purchase the whole or any part of said Collateral so sold, free of any right or equity of redemption in KB, which right or equity is (to the extent permitted by applicable law) hereby expressly waived and released. The net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Collateral or in any way relating to the rights of KBI hereunder, including reasonable attorneys' fees and legal expenses, shall be applied to the payment of the Obligations in the order determined by KBI in its sole discretion, and after payment of any other amount required by any provision of law, including (without limitation) Section 9-504(1)(c) of the Code, the balance (if any) shall be remitted to KB or as otherwise required by a court of competent jurisdiction. To the extent permitted by applicable law, KB waives all claims, damages and demands against KBI arising out of the repossession, retention or sale of the Collateral. KB agrees that KBI need not give more than ten days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notice is reasonable notification of such matters. No notification need be given to KB if KB has signed after default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to KBI in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, KBI shall have all the rights and remedies of a secured party under the Code.

                  9. Representations and Warranties. KB represents and warrants to KBI that:

                  (a) It is the record and beneficial owner of, and has good and valid title to, the Pledged Note and Pledged Stock described on Annexes 1 and 2 hereto, respectively, and it will be the owner of, and have such title to, all other Pledged Note and Pledged Stock described in
         Section 3 hereof when such Pledged Note and Pledged Stock become subject hereto, in each case subject to no lien, encumbrance, option or other right whatsoever (except the lien created hereby).

                  (b) The Pledged Note listed on Annex 1 hereto has been issued to it for good and valuable consideration and constitutes the only evidence of the indebtedness evidenced thereby.

                  (c) The pledge, assignment and delivery of the Pledged Note described on Annex 1 and the Pledged Stock described on Annex 2 hereto create, and the delivery of any Pledged Note and Pledged Stock described in Section 3 hereof will create, a valid first lien on, and perfected security interest in, KB's right, title and interest in and to such Pledged Note and Pledged Stock and the proceeds thereof, subject to no prior lien, encumbrance, option or other right or any agreement purporting to grant to any third party a prior lien on KB's property or assets that would include such Pledged Note and Pledged Stock.

                  (d) None of the Pledged Stock is "margin stock", as such term is defined in Section 221.2 of Regulation U of the Board of Governors of the Federal Reserve System.

                  10. Covenants. KB covenants and agrees with KBI that so long as any Obligations are outstanding:

                  (a) It will defend KBI's right, title and first priority security interest in and to the Collateral and the proceeds thereof against the claims and demands of all persons whomsoever.

                  (b) It will have good title (subject to no lien, encumbrance, option or other right whatsoever, except the lien created by this Pledge Agreement or a Permitted Lien and except for the right of KB to Transfer the Pledged Stock to a permitted transferee pursuant to
         Section 3.3(b) of the Master Restructuring Agreement subject to this Pledge Agreement) to and right to pledge any other property at any time hereafter pledged to KBI as collateral security hereunder and will likewise defend KBI's right and title thereto and lien thereon.

                  (c) It will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Collateral (except for the right of KB to Transfer the Pledged Stock to a permitted transferee pursuant to Section 3.3(b) of the Master

Restructuring Agreement subject to this Pledge Agreement), nor will it create, incur or permit to exist any Lien with respect to any of the Collateral, any interest therein or any proceeds thereof (except for the lien created by this Pledge Agreement or a Permitted Lien).

                  11. Registration Rights. (a) If KBI exercises its right to sell any or all of the Collateral pursuant to Section 8 hereof and if, in the opinion of counsel for KBI, it is necessary or advisable to have the Collateral, or that portion thereof to be sold, registered under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), KBI may do or cause to be done all such acts and things, as may be necessary or, in the opinion of KBI, advisable to register the Collateral, or that portion thereof to be sold, under the provisions of the Securities Act and to cause the registration statement(s) relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Collateral, or that portion thereof to be sold, and to make all amendments thereto and/or to the related prospectus that, in the opinion of KBI, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission thereunder, all at KB's expense. The costs of compliance by KBI with the provisions of the securities or "Blue Sky" laws of any jurisdiction that KBI designates and the expenses incurred by KBI in making available to its security holders, as soon as practicable, an earnings statement (which need not be audited) covering a period of twelve months, but not more than eighteen months, beginning with the first month after the effective date of any such registration statement, that will satisfy the provisions of the Securities Act, shall be borne by KB.

                  (b) KB recognizes that KBI may be unable to effect a public sale of any or all of the Collateral by reason of certain prohibitions contained in the Securities Act and applicable state securities laws and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own accounts for investment and not with a view to the distribution or resale thereof. KB acknowledges and agrees that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. KBI shall be under no obligation to delay a sale of any of the Collateral for the period of time necessary to permit the registration such securities for public sale under the Securities Act or under applicable state securities laws.

                  (c) KB further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sales of any portion or all of the Collateral valid and binding and in compliance with any and all applicable laws, regulations, orders, writs, injunctions, decrees or awards of any and all courts, arbitrators or governmental instrumentalities having jurisdiction over any such sale or sales, all at KB's expense. KB further agrees that a breach of any of the covenants contained in this Section 11 will cause irreparable injury to KBI, that KBI has no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 11 shall be specifically enforceable against KB, and KB hereby waives (to the extent permitted by applicable law) and agrees not to assert any defenses against an action for specific performance of such covenants. KB further acknowledges the impossibility of ascertaining the amount of damages that would be suffered by KBI by reason of a breach of any of such covenants and, consequently, agrees that if KBI sues for damages for breach, KB shall pay, as liquidated damages and not as a penalty, an amount equal to the amount of the Obligations.

                  12. KBI's Duty in Respect of Collateral. Beyond the safe custody thereof, KBI shall not have any duty as to any Collateral in its possession or control or in the possession or control of any agent or nominee of it or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto; provided, however, KBI will not Transfer any of the Collateral in its possession prior to a Put Option Default.

                  13. Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of law rules other than Section 5-1401 of the New York General Obligations Law.

                  14. Termination. This Pledge Agreement shall terminate upon the first to occur of (i) the termination of the Master Restructuring Agreement in accordance with Article 11 thereof, and (ii) the payment in full by KB to KBI of the Put Option Price in accordance with Section 3.5 of the Master Restructuring Agreement. After the termination of this Pledge Agreement, at the request of KB and at its sole expense, KBI will promptly execute and deliver to KB a letter in the form of Exhibit A hereto and such instruments as are necessary to release the Collateral from the security interest created hereby and will assign, transfer and deliver to KB (without recourse and without any representation or warranty) any Collateral as may be in the possession of KBI that has not been sold or otherwise transferred or applied by KBI pursuant to the terms of this Pledge Agreement.

                  15. Certain Related Provisions. This Pledge Agreement is subject to Articles 9, 10 and 12 of the Master Restructuring Agreement.

                  IN WITNESS WHEREOF, KB has caused this Pledge Agreement to be duly executed and delivered by its duly authorized officer as of the date first written above.

                                               ASTRA AB
                                                     (publ)



                                                By: /s/ Goran Lerenius
                                                    --------------------------
                                                    Name: Goran Lerenius
                                                    Title:Authorized Signatory

                                                                         ANNEX 1


                  INFORMATION CONCERNING THE TR PROMISSORY NOTE


                                                              Original Principal
       Maker            Original Payee    Date of Note          Amount of Note
       -----            --------------    ------------        ------------------

Merck & Co., Inc.         Astra AB        July 1, 1998         $1,380,000,000

                                                                         ANNEX 2


                    INFORMATION CONCERNING THE PLEDGED STOCK




                                                        Number of Shares
                                                            and Stock
 Name of Issuer            Class of Stock               Certificate Numbers
 --------------            --------------               -------------------

Astra Merck Inc.    Class A Non-Voting Preferred   187,500 shares represented by
                                                    Stock Certificate No. PSA-1

Astra Merck Inc.      Class C Voting Preferred      12,500 shares represented by
                                                    Stock Certificate No. PSC-1

                                                                       EXHIBIT A


                                Astra Merck Inc.
                          [Address of Astra Merck Inc.]






                                     [Date]



Astra AB
[Address of Astra AB]


Ladies and Gentlemen:

         Reference is made to that certain Pledge Agreement (the "Pledge Agreement") dated as of July 1, 1998 made by Astra AB, a company limited by shares organized and existing under the laws of Sweden ("KB"), in favor of Astra Merck Inc., a Delaware corporation ("KBI").

         KBI hereby acknowledges the termination of the Pledge Agreement.


                                        Very truly yours,





                                        Astra Merck




Acknowledged and Agreed:

Astra AB